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[redacted]

08004134

August 6, 2008

Rule 12g3-2(b) File No. 82-35118

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

SUPPL

Dai Nippon Printing Co., Ltd.
Rule 12g3-2(b) File No. 82-35118

The enclosed information is being furnished to the Securities and Exchange Commission on behalf of Dai Nippon Printing Co., Ltd. (the "Company") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A attached hereto.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda

Enclosures
MI/KN/ms

Exhibit A

Documents for which English Versions are Readily Available

Press releases:

1. Press release dated June 24, 2008, "DNP Develops Simulation Software to Create Hologram Renderings from 3DCG Data"

   (Exhibit A-1)

2. Press release dated May 26, 2008, "DNP to Construct New Color Filter Plant for IPS Alpha LCDs"

   (Exhibit A-2)

3. Press release dated May 14, 2008, "DNP Develops World's First Low-Cost UHF Band RFID Using Stamping Technology"

   (Exhibit A-3)

4. Press release dated May 12, 2008, "DNP and MMF Create a Sumptuous Marie Antoinette Period Dress with Paper and Specialized Printing"

   (Exhibit A-4)

Exhibit A-1

DNP

News Release

June 24, 2008

DNP Develops Simulation Software to Create Hologram Renderings from 3DCG Data

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) has developed a simulation software allowing users to verify rendered images closely approximating real holograms produced from three dimensional computer graphics (3D CG,) including calculated interference fringe, along with stereoscopic effects and coloring. Using this simulation software it is possible to verify rendered images on a screen prior to production in 1/10 of the time previously required.

[Background]

"Virtuagram®" is a high definition hologram with a sophisticated anti-counterfeit effect created by calculating the interference fringe data of holograms produced from 3D CG data, and drawing the fine interference patterns using an electron beam (EB) lithography system. So far, it has been necessary to create a prototype closely resembling the final product in order to verify a rendered image of the hologram, including the stereoscopic effects and coloring, but this entails production costs and a production period of approximately one month in order to produce the original plate. Further cost burdens and time have been needed when making corrections or design changes.

DNP in conjunction with Professor Hiroshi Yoshikawa of Nihon University has developed simulation software to facilitate the verification of rendered images in just a short period of time, by transferring data created from 3D CG into hologram images.

[Features]

*** Possible to produce rendered hologram images in just a short time**

Using this newly developed software it is possible to reduce the amount of time needed to verify rendered images, from the approximate one month needed in the past to just one or two days. Also, making it possible to verify the images on a PC screen helps facilitate corrections and the addition of various extra conditions in a timely manner prior to producing the holograms.

*** High quality hologram images**

The images used to verify holograms are high definition renderings which cannot be differentiated from the originals. For example, with a real hologram it is possible to view images which appear to be projected on the side of three dimensional objects when the viewpoint is shifted in a lateral fashion. It is also possible to achieve this effect with the newly developed simulation software. With rainbow holograms illuminated with white light, such as that from fluorescent lighting, the colors switch to the spectral hues of the rainbow when

shifting the observational direction in a vertical fashion. It is also possible to achieve such chromatic changes with this new software.

[Image Verification Process Flow Chart]


Original process
Rendered image verified in approximately one month
3D CG data
interference fringe data
(magnified figure)
hologram
intermediate data
simulation images
Simulation software
Possible to verify rendered image within one to two days

[Forward Looking Events]

DNP will use this newly developed system which facilitates the provision of high quality holograms with just a short lead time, and actively market holograms as an anti-counterfeiting measure for money certificates, including gift vouchers and merchandise coupons, as well as credit cards, employee IDs and ID cards, along with brand protection uses, including automobile parts, OA supplies, cosmetics, apparel, pharmaceuticals and sports goods. We are aiming for sales of yen 3 billion over the next three years. This technology will be announced at the "3D Image Conference 2008" to be held at the University of Tokyo on July 10 and 11. For further information, please visit the website at http://www.3d-conf.org/

* DNP has marketed cutting edge holograms under the "Virtuagram®" brand name since 2003. "Virtuagram®" is a hologram comprising a superior anti-counterfeiting effect, capable of recording 3D objects with complicated shapes which make it difficult to create real objects, and high definition images such as photos.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

Exhibit A-2

DNP

News
Release

May 26, 2008

DNP to Construct New Color Filter Plant for IPS Alpha LCDs

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) will construct a plant producing color filters for 8th generation LCDs, adjacent to that IPS Alpha Technology, Ltd. (IPS Alpha) the LCD panel manufacturing arm of Matsushita Electric Industrial Co., Ltd (Matsushita) and Hitachi, Ltd. (Hitachi,) is constructing in Himeji City, Hyogo.

The new plant will have a production capacity equivalent to 10 million (Substrate size: 8th generation) 32 inch LCD televisions, and will be constructed with an investment of approximately 30 billion yen. Construction will commence in August, and the new plant is expected to come on line in January 2010.

[Background and Summary]

The flat panel display market continues its rapid expansion, and LCD panel makers are boosting their production capabilities in anticipation of further expansion in the LCD television market, in particular.

DNP has supplied color filters compatible with the IPS (*) mode system technology since Hitachi commenced production of IPS-mode LCD panels, and has supplied the color filters used at the IPS Alpha plant in Mobara city, Chiba since it came on line in May 2006. The company has decided to build this new plant following the high evaluation placed on its delivery and color filter manufacturing technology.

[DNP LCD Color Filter Production Capabilities]

With the construction of the new plant, DNP's production capacity in 6th generation color filters and beyond will emerge as the greatest global supply capacity for large scale LCD panels. That is based on total production at the new plant, and those already in operation, i.e., the No. 1 and No. 2 lines at the Kurosaki plant, which have a monthly production capacity of 60,000 sheets of 6th generation filter, the Kameyama plant, with a monthly capacity of 30,000 sheets of 8th generation filter, the No. 3 line at the Kurosaki plant, which came on line in this April with a monthly capacity of 30,000 sheets of 8th generation filter, and the Sakai plant scheduled to come on line in the year beginning April 1, 2009, which is set to have a monthly production capacity of 36,000 sheets of 10th generation filter.

[Overview of the New Plant]

Location	:	Megahidacho, Shikama Ku, Himeji City, Hyogo

- Investment mount	:	Approximately 30 billion yen
- Site area	:	56,250m^2
- Building area	:	22,500m^2 (total floor space 52,350m^2)
- Scheduled to come on line	:	January 2010
- Production capacity	:	Substrate size : 8th generation Approximately 10 million filter sheets per year (calculated based on 32 inch LCD TVs)
- Number of Employees	:	Approximately 130
- Main features	:	Manufacture of IPS-mode LCD color filters

(*) IPS

IPS is short for In-Plane-Switching mode TFT LCDs; a high definition LCD mode, which "presents a beautiful image even if viewed from an angle." Under the IPS mode, LCD particles revolve on a plane parallel to a TFT base as a result of In-Plane-Switching, maintaining superior performance, in principal, in areas including viewing angle, color reproduction, and response speed for neutral colors. There is also little divergence in color tone based on the direction from which the display is viewed, which makes it possible to present a natural image regardless of where the screen is viewed. In particular, compared to the initial IPS mode, IPS-Pro technology developed for use with TVs has improved transmission by 1.8 times, and contrast by 4.5 times, and has also managed to achieve industry-leading low power consumption as well as a higher definition picture. IPS Alpha calls the panels produced with this technology, "IPS Alpha Panels," and is looking to unroll them on a global basis.
For further information regarding IPS technology please visit http://www.ips-alpha.co.jp/en/technology/ips.html

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form
[News Release Index]

Exhibit A-3

DNP Develops World's First Low-Cost UHF Band RFID Using Stamping Technology

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) has successfully developed a low-cost UHF band RFID formed by antenna printed directly on the surface of a piece of paper, via a unique processing technology which makes use of the type of stamping technology used with packaging and publications.
As the newly developed RFID can be directly attached to target printed materials, including publications and delivery chits, in the manufacturing stage, it is possible to avoid film-based materials and simplify label processing, along with the attachment of patches, to achieve cost reductions of approximately 30% compared with existing processes. The company plans to commence shipment of assessment samples from the end of May.

[Background]
In recent years, RFIDs have been under the spotlight and are being directly used in a variety of areas, including product management and traceability tasks, as an automatic verification technology to replace bar codes. Further cost reductions are required, however, if RFIDs are to permeate further into the business world in the future. With existing RFIDs antenna are formed by laminating aluminum foil onto the surface of materials, such as PET film, and completing the process with etching. Connecting the antenna and the RFID, and sealing this with PET film produces something known as an inlet, but there is still the need to attach inlets which have undergone secondary processing, such as labeling, to individual target products. Measures designed to lower the cost of RFIDs include the thinning out of the PET film material or the aluminum foil which forms the antenna, or forming the antenna with electro-conductive ink printing, but it is difficult to maintain adequate strength or functionality with either of these methods. It was in answer to those challenges that DNP developed a UHF band RFID which successfully achieves reductions in processing costs, while maintaining adequate functionality even with paper as the base material, via a unique processing technology which makes use of the stamping technology used to produce brightness and the advanced design features seen in packaging and publications.



Example of samples using paper UHF band RFIDs

[Features]

[Achieving cost reductions by simplifying the manufacturing process]

Using a unique DNP processing technology, which exploits stamping technology, it becomes possible to directly attach the RFID to the target paper during the manufacturing process designed to produce printed materials. As this means it is possible to simplify such processing tasks as those involving PET film, labeling or attaching patches, it is possible to reduce costs by approximately 30%.

It is also worth noting that the IC chip and antenna are not attached using standard adhesive materials, but via a unique DNP crafting technique with strong bonding strength.

[Supports operational streamlining on a low investment]

A major characteristic of RFIDs is that their functionality allows multiple RFIDs to be read-off at the same time. In the case of bar codes and shipping chits printed with control numbers, it is necessary to manage loading and unloading using separate chits, but with RFIDs, it is possible to achieve shorter read offs and the simplification of the task itself. Libraries, which have progressively introduced RFIDs in recent years, can also look forward to smoother inventory and lending and return controls as well as increased crime prevention with a lower investment, than if they merely attached label based RFIDs to books.


Existing process
Label materials
Adhesive materials
printed materials
Al foil
Resist ink
IC chip
Antenna materials
Resist printing
Etching
Chip mounting
Secondary processing/ labels etc.
Mounting on printed materials
Product
PET film
Omit process
In one operation
printed materials
stamping
Chip mounting
Product
Al foil
IC chip
New process

Comparison with existing process

[Forward Looking Developments]

In addition to completing technological verification within the year, by offering our users evaluation samples, DNP will be in a position to share such information as specification demands for the final product and cost data, and aims to shift to a mass production set up in the year beginning April 1, 2010.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

Exhibit A-4

DNP

News Release

May 12, 2008

DNP and MMF Create a Sumptuous Marie Antoinette Period Dress with Paper and Specialized Printing

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) has employed specialized printing technology to create a silky-looking dress in the fashion of 17th and 18th century French court culture from paper. This dress is now on display at an anniversary exhibition entitled "Recreating the dresses of Marie Antoinette," at the Maison des Musées de France (MMF) in Tokyo.

MMF was jointly established by DNP and Réunion des Musées Nationaux (RMN) in 2003 to introduce French art galleries and museums to Japan and the Japanese people. We are pleased to say MMF successfully reached its 5th anniversary in February, and an exhibition is now underway focusing on the brilliant and graceful French court culture of the 17th and 18th century, in celebration of this happy event.
One exhibit is a creation of the dress Marie Antoinette, who perhaps more than any other single figure embodies the splendor of the period, which she is depicted wearing in a portrait picture. DNP has successfully created this dress in paper using the signature design printing technology it has nurtured through many years of experience.

[Production of the Dress]
In the 17th and 18th century it was typical for the French aristocracy to wear silk clothing, from which we can infer that the dress Marie Antoinette is wearing in her portrait is also produced of a graceful silk. As the material from the original no longer exists, however, DNP produced the dress not in silk, but in paper materials recreated from pattern and design collections and used specialized printing techniques to express the particular design and texture of the original. This process was carried out under the supervision of clothing historian, Ms. Nobuko Takamizu, and Ms. Toshiko Tanaka, visiting professor at the graduate school of the Japan Women's University.

[Production Method]
The dress worn by Marie Antoinette in her portrait is composed of the main material, lace material, gown material and the gown lining. In order for each of those materials to maintain the firm yet supple texture of the originals, DNP employed synthetic paper, cutting the resultant material into dress parts, which was completed by machine sewing.

 

[Left] Production of the dress using paper and specialized printing
[Right] "Portrait of Marie Antoinette de Lorraine-Habsbourg" by Jean-Baptiste André Gautier d'Agoty. ©Photo RMN - ©Droits reserves
©Photo RMN - ©Droits reserves

*** Main material**

In order to prevent the ink from soaking into the paper, after printing the paper with an under-coating of two special inks, we managed to reproduce the vivid hues of the original by over-printing with the four standard printing colors – magenta, cyan, black and yellow. We first printed the main material, with the exception of the embroidered portion while toning down the gloss, then moved on to print the embroidered section so as to make the three-dimensional effect stand out, and express the real texture of the material.

*** Lace material**

We produced the lace embroidery by printing adhesive material to a lace pattern on special paper of 0.08 mm in thickness, and using flocky processing to attach long, fine nylon pile threads of 0.7 mm to the surface.

*** Gown material**

We produced the brilliant gold and vivid navy blue colors by adjusting the concentration of the ink and transcript amount.

*** Gown lining**

We created the natural patterns of the lining by digitally processing a picture showing a small area of ermine taken from the portrait, so there was no overlap or unnatural repetition. After printing with the four standard colors, we applied flocky processing to express the aesthetic properties and texture of the ermine.

[Exhibition Summary]

Title :	Exhibition to celebrate the 5th anniversary of the establishment of MMF, French Court Culture, the Beauty of Versailles. "Recreating the dresses of Marie Antoinette"
Date and Time :	Ongoing exhibition. 11:00 – 19:00 each day, until Saturday May 31, 2008. Closed Saturdays and

	Sundays. Entrance is free of charge. (Information center closed for lunch from 13:00 – 14:00.
Venue :	Maison des Musées de France (MMF) URL: www.museesdefrance.org DNP Ginza Annex, 7-7-4 Ginza, Chuo ku, Tokyo 104-0061 URL: Tel:03-3574-2380
Production and Supervision :	Ms. Nobuko Takamizu - Clothing historian Ms. Toshiko Tanaka, Visiting professor at the graduate school of the Japan Women's University.

* Apart from the dress in question, we are also pleased to exhibit copper engravings of Marie Antoinette by female court artists of the period, such as Élisabeth-Louise Vigée Le Brun. There is also an explanation of the costumes depicted in each of the engravings, to help visitors come away with a better understanding of the clothing of the period.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

END